Mail Stop 4561

November 10, 2008

A. Dale Mayo
Chief Executive Officer
Access Integrated Technologies, Inc.
55 Madison Avenue, Suite 300
Morristown, New Jersey 07960

>   **Re:**   **Access Integrated Technologies, Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2008**
>   **Filed on June 16, 2008**
>   **Form 10-Q for the quarterly period ended September 30, 2008**
>   **Filed on August 11, 2008**
>   **File No. 000-51910**

Dear Mr. Mayo:

We have reviewed your response letter dated October 21, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 26, 2008.

Form 10-K for the fiscal year ended March 31, 2008

General

1. We note that your counsel, on behalf of the company, provided the acknowledgments we requested in your response to our letter dated August 6, 2008. Please note that the representations should come directly from the company. In your next response, please provide the representations directly from the company.

Form 10-Q for the quarterly period ended September 30, 2008

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Business Combinations and Intangible Assets, page 9

2. We note from your response to prior comment No.10 that you "periodically review the carrying values of goodwill and intangible assets." Clarify whether you considered the significant drop in market capitalization to be a triggering event. Indicate how often you are testing for impairment. Explain whether you apply any weighting when determining fair value using your discounted cash flow analysis and market multiple approach. Tell us how you considered the recent operating losses and cash flow deficits in preparing your discounted cash flow analysis by reporting unit. In addition, please reconcile or explain the difference between your market capitalization and fair value you calculate based on the models utilized.

Note 5. Debt and Credit Facilities, page 12

3. We note your response to prior comment No. 11 indicating that the interest rate swap arrangement was entered into on April 2, 2008 with the swap agreement becoming effective on August 1, 2008. Please clarify how you determined that it was appropriate to record the changes in fair value for the interest rate swap during the three months ended June 30, 2008. In this regard, it does not appear as though changes in fair value should be recorded until the interest rate swap agreement became effective on August 1, 2008. In addition, please describe your consideration of providing disclosures as outlined in paragraphs 32 and 39 of SFAS 157.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief